THE BRINK’S COMPANY

1801 Bayberry Court

P.O. Box 18100

Richmond, Virginia 23226

November 20, 2007

VIA ELECTRONIC TRANSMISSION (EDGAR)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance

The Brink’s Company

Definitive 14A

Filed March 23, 2007

File No. 001-09148

Dear Mr. Morris:

In connection with the The Brink’s Company’s (the “Company”) response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 26, 2007, to Mr. Michael T. Dan, the Company’s Chairman and Chief Executive Officer, with respect to the above-referenced filing, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE BRINK’S COMPANY

By:	/s/ Austin F. Reed
Austin F. Reed
Vice President, General Counsel & Secretary